Sunoco Logistics Partners L.P. 1818 Market Street Suite 1500 Philadelphia, PA 19103-3615

August 8, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mr. Karl Hiller

Branch Chief

Re:	Sunoco Logistics Partners L.P.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 23, 2011

File No. 001-31219

Dear Mr. Hiller:

On behalf of Sunoco Logistics Partners L.P. (“the Partnership”), set forth below are the responses of the Partnership to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 2, 2011 (the “Comment Letter”) regarding the Partnership’s above-referenced Form 10-K. For ease of reference, we have set forth below the comment of the Staff as stated in the Comment Letter, followed by our response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 10 – Commitments and Contingencies, page 83

1.	We note your disclosure indicating that it is reasonably possible that certain pending and threatened claims could be resolved unfavorably to the partnership, and while you do not believe that any liabilities arising from the resolution of these claims could be material in relation to your statement of financial position at December 31, 2010, this assessment does not extend to your operations or cash flows. Therefore, it appears you should disclose as appropriate the amount or range of reasonably possible loss, or indicate the amount cannot be estimated if applicable, to comply with FASB ASC paragraph 450-20-50-4. In either case, please submit details concerning all instances where the extent of your exposure or claims has been quantified either by you or a third party.

Mr. Karl Hiller

August 8, 2011

Response:

The Partnership believes that the disclosure related to the Partnership’s commitments and contingencies provided within its 2010 Form 10-K materially complies with FASB ASC 450. At December 31, 2010, the Partnership performed an analysis of pending and threatened claims and determined that in the aggregate the range of reasonably possible losses was approximately $4 million, or 1 percent of the Partnership’s 2010 net income, which we do not consider material. In future filings, the Partnership will revise its disclosure to include its assessment of whether any liabilities arising from the resolution of such claims could be material in relation to the Partnership’s operations or cash flows as set forth below:

“The Partnership is a party to certain pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of them could be resolved unfavorably to the Partnership and its predecessor. Management does not believe that any liabilities which may arise from such claims and the environmental matters discussed above would be material in relation to the Partnership’s results of operations, cash flows or financial position.”

As appropriate, the Partnership will expand its disclosure to also indicate the range of reasonably possible losses or if applicable, indicate that the range of loss cannot be estimated.

The Partnership advises the Staff that it is aware of and it acknowledges the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Michael D. Galtman, Chief Accounting Officer, at (215) 977-3852 or me at (215) 977-6665.

Sincerely,

/s/ Brian P. MacDonald
Brian P. MacDonald
Vice President and Chief Financial Officer

cc:	Craig Arakawa

Brad Skinner